Acquisition of Putnam Voyager Fund

On October 24, 2016, the fund issued 114,124,925, 3,018,915,
4,914,919, 899,504, 298,222, 66,571, 1,263,380 and 6,406,558
class A, class B, class C, class M, class R, class R5, class R6 and class Y shares, respectively, for 101,531,414, 2,876,030, 4,228,733, 808,218, 261,484, 58,473, 1,111,049 and 5,619,795
class A, class B, class C, class M, class R, class R5, class R6 and class Y shares of Putnam Voyager Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The purpose of the transaction was to combine two Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam Voyager Fund, with a fair value of $3,122,565,305 and an identified cost of $2,485,027,039 at October 21, 2016, was the principal asset acquired by the fund. The net assets of the fund and Putnam Voyager Fund on October 21, 2016, were $662,630,686 and $3,139,905,539, respectively. On October 21, 2016, Putnam Voyager Fund had accumulated net investment loss of $9,816,690, accumulated net realized loss of $542,363,891 and unrealized appreciation of $637,538,266. The aggregate net assets of the fund immediately following the acquisition were $3,802,536,225.

Assuming the acquisition had been completed on August 1, 2016, the funds pro forma results of operations for the reporting period are as follows:

Net investment income			$11,870,870
Net gain on investments			$237,102,552
Net increase in net assets 		$248,973,422
resulting from operations

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam Voyager Fund that have been included in the funds Statement of operations for the current fiscal period.